Investor Presentation

GALAXY GAMING

We deliver the finest gaming products

and experiences in the Galaxy.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Except for the historical information, this offering contains various forward-looking statements which represent our expectations or beliefs concerning future events, including the future levels of cash flow from operations. Management believes that all statements that express expectations and projections with respect to future matters; our ability to negotiate contracts having favorable terms; and the availability of capital resources; are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. We caution that these forward-looking statements involve a number of risks and uncertainties and are subject to many variables which could impact our financial performance. These statements are made on the basis of management's views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management's expectations will necessarily come to pass.

About us...

- Secured Diversified Investment, Ltd. (OTC-BB: SECD.OB), acquired Galaxy Gaming, Inc. via a reverse merger on 2/10/09.
- Galaxy Gaming, Inc. is a leading developer of casino table games and enhanced electronic table game platforms and wagering systems. We design, engineer, market and distribute our products and services throughout North America and on cruise ships worldwide.
- We own global rights to popular table game content, such as Lucky Ladies, Texas Shootout and Emperor's Challenge. We also have developed innovative table game platforms known as the Bet Tabulator System, TableVision and the Bonus Jackpot System and have numerous other products under development.
- We receive high-margin recurring revenue derived from royalties related to the licensing of our intellectual property and have experienced strong growth (30% annual) during the current economic crisis.
- Business started from scratch in 1997 and was built by frugally reinvesting cash flow. We now occupy the #2 market position with 18% of the competitive market. We have 12 employees.
- We are profitable.


WELCOME
TO Fabulous
LAS VEGAS
NEVADA





GALAXY GAMING

Our Leadership Team...

- Robert Saucier - Founder & CEO
  - Founder and operator of numerous successful start-up ventures including International Pacific, an INC 500 company.
- Bill O'Hara - COO
  - Started competitor Shuffle Master Gaming and built it from the ground up. Subsequently, he played major roles at Casinovations and PDS Gaming.
- Bob Pietrosanto - Sales Manager
  - Former Shuffle Master and Casinovations executive well known throughout the industry with both domestic and international sales management experience.
- Dan Evans - Technology Development Manager
  - Sales and technology executive at various prominent high-tech companies including Sun Microsystems Zynx Networks.

- Dan Scott - Chief Financial Advisor
  - Formerly CFO for Caesars Palace and MGM.

Additional note: 100% of our employees have purchased Company stock.

GALAXY GAMING

Our Clients

We currently have our products placed in over 200 casinos throughout North America and cruise ships including:

British Columbia Lottery Corporation
Casino Niagara
John Ascuaga's Nugget
MGM Mirage
Imperial Palace Hotel & Casino
Arizona Charlie's
Nisqually Red Wind Casino
Great American Casino
Bally's
The Venetian Resort-Hotel-Casino
Showboat The Mardi Gras Casino
Atlantis Resort Spa Reno
Hooters Casino Hotel Las Vegas
Hilton Casino Resort
Harrah's
Terrible's Hotel Casino Las Vegas
Mandalay Bay
Eldorado Hotel Casino Reno
Caesars
Argosy Casino & Hotel
Silver Dollar Casino
Horseshoe
Boyd Gaming
Flamingo Las Vegas
Sahara Hotel Casino Las Vegas
Trump Taj Mahal
Chumash Casino
Sheraton Hotels & Resorts
Royal Caribbean International
Ameristar Casino Hotel
Grand Casino
Don Laughlin's Riverside Resort Hotel & Casino
Westin Casuarina
Isle of Capri Casino & Hotel
Station Casinos Inc
NCL Norwegian Cruise Line Freestyle Cruising
New Phoenix Casino
McPhillips Street Station Casino


Legend
Currently Authorized
On Deck / Pending
Not Yet Authorized
No Table Games
Alaska
Yukon Territory
Northwest Territories
Nunavut
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
Newfoundland
New Brunswick
Nova Scotia
Washington
Oregon
California
Nevada
Idaho
Montana
Wyoming
Utah
Colorado
Arizona
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
West Virginia
Pennsylvania
New York
Vermont
Maine
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Mexico

Product Benefits


WINDFALL
$100,243.16
25¢
25¢

Casinos use proprietary table games and jackpot products in lieu of those available in the public domain (e.g. blackjack, craps, roulette, etc.) because of their popularity with players and because the casinos generate significantly more profit.


Lucky Ladies
BLACKJACK PAYS 3 TO 2
Dealer must hit soft 17
INSURANCE • PAYS 2 TO 1


TEXAS SHOOTOUT
$5 - $500
TEXAS SHOOTOUT



GALAXY GAMING

Our Table Games

We classify our table game products into two categories - side bets and premium games. Generally, the side bet category refers to one or more additional wagers used in conjunction with public domain games whereas the premium games are stand-alone proprietary games or a variation thereof. Examples include:

Side Bets

Premium Games

Average Revenue Comparison

(per Table per Month)


$800
$700
$600
$500
$400
$300
$200
$100
$0
$86
$384
Side Bets
Premium Games

GALAXY GAMING

Table Games in Service

2008 - 2009



1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,172
1,300
1,452
1,521
1,574
1,613
1,750
1,900
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

GALAXY GAMING

Bonus Jackpot System (BJS)


$1
MEGABUCKS
$12,253,258.36

- Similar, but yet superior to a traditional Progressive Meter System.
- Able to fund a
  "LIFE ALTERING JACKPOT".
- Advantages:
  - Players enjoy the additional Bonusing options.
  - Increased play and profitability for the casino operator.
  - Less expensive than competing products.
  - "Multi-Casino BJS network" may be installed for a fraction of the cost of a traditional Wide Area Progressive system.


Calgary Stampede
PROGRESSIVE
JACKPOT
March 20, 2004
STAMPEDE Casino
Pay to the order of:
KIM HIEB
$1,447,406
It pays to play at STAMPEDE CASINO!

GALAXY GAMING


Bonus Jackpot System
$ 1,343,566
$ 247,679
1
Player places wager on sensor
BONUS JACKPOT
2
Dealer presses button to read wager
1 2 3 4 5 6 7
6
Graphics sent to individual displays
$1 - $200
$20,000
3
Wagers recorded on meter
4
Data processed at Galaxy's data center
5
Jackpot amounts calculated
GALAXY GAMING

We can link multiple tables within a Casino.



We can link multiple casinos throughout a jurisdiction.


WHATCOM
SAN JUAN
SKAGIT
OKANOGAN
FERRY
STEVENS
PEND OREILLE
ISLAND
CLALLAM
JEFFERSON
CHELAN
DOUGLAS
LINCOLN
Seattle
KING
MASON
GRAYS HARBOR
GRANT
ADAMS
PIERCE
Olympia
PACIFIC
LEWIS
FRANKLIN
YAKIMA
COLUMBIA
BENTON
SKAMANIA
KLICKITAT
CLARK

GALAXY GAMING

We can link multiple casinos throughout the Nation.



Montana
Minnesota
Oregon
Idaho
Wyoming
South
Nevada
Utah
Nebraska
Iowa
Kansas
Arkansas
Texas
Michigan
Ohio
Virginia
Georgia
Alabama
South
Carolina
Maine
Vermont
New
York
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland

GALAXY GAMING

We can link multiple casinos throughout the World.


0 2,000 mi
0 2,000 km

GALAXY GAMING

Sources of Revenue with the BJS Platform

1. Equipment Sale (e.g. $1,300 one time)
2. Content Licensing (e.g. $495 per month)
3. Performance Based Pricing (e.g. 2¢ a wager)
4. Jackpot Fund Maintenance Fee i.e. Banking (Future)
5. Advertising (Future)

GALAXY GAMING

Average Revenue Comparison

(per Table per Month)



$700
$600
$500
$400
$300
$200
$100
$0
$86
$384
$650
Side Bets
Premium Games
Bonus Jackpot System

GALAXY GAMING

Bonus Jackpot Systems in Service
2009


250
200
150
100
50
0
3
11
15
34
62
100
125
150
180
200
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

GALAXY GAMING

Proprietary Game Market Share



Shuffle Master
Galaxy Gaming
TCS / Huxley
Masque Publishing
Prime Table Games
Hop Bet
Canadian 21 Stook
Paltronics
Gaming Entertainment
Others
18%
12%
6%
5%
3%
2%
1%
1%
6%
46%

GALAXY GAMING

Our Five Point Strategy for 2009...

1. Build our recurring revenue base.
   - Despite the current economy, or maybe because of it, our products are in their highest demand. Accordingly, we must capture as much market share possible – NOW!
2. Expand our distribution network.
   - Obtain regulatory approval in additional jurisdictions. (e.g. Louisiana, W. Virginia, Delaware)
   - Increase the size and performance our sales force. (2 additional reps, mobile showroom)
3. Increase our per unit price point.
   - Develop or acquire new premium proprietary game content to command higher royalties.
   - Continue to develop, manufacture and install our Bonus Jackpot System.
4. Stay profitable.
   - Although we seek rapid expansion, we must guard our profits and cash flow.
5. Build shareholder value.
   - We intend to launch a creative and effective IR / PR campaign to build the Galaxy Gaming brand in the financial community.
   - We will maintain frequent and informative communication with our stakeholders.

GALAXY GAMING

Revenue by Quarter
2008 – 2009
(In Thousands)


$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$471
$502
$533
$560
$609
$675
$782
$850
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

GALAXY GAMING

Revenue / EBITDA by Quarter

2008 - 2009

(In Thousands)



$800
$600
$400
$200
$0
-$200
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
471
502
533
560
609
675
782
850
-146
-137
-50
-54
-35
106
198
266
Revenue
EBITDA

GALAXY GAMING

Financing Sought



- Equity is preferred over debt.
- Use of Proceeds:

Product Manufacturing & Installation	$ 175,000
Research & Development	$ 150,000
Sales & Distribution Network	$ 100,000
Jackpot Funding Program	$ 50,000
General Working Capital	$ 25,000
Total:	$ 500,000

GALAXY GAMING

Effect of Financing

(In Thousands)



$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$609
$675
$143
$782
$400
$850
Q1-09
Q2-09
Q3-09
Q4-09
Current Estimates
Estimates W/ Financing

GALAXY GAMING

In Conclusion...

- We have a successful 11 year operating history.
- Except for equipment reimbursement, all of our income is high margin recurring revenue.
- The current economic pullback has had minimal negative affect on us.
- We expect 2009 revenues to be a 67% increase over 2008.
- We expect to remain profitable.
- We are frugal. Any capital raised at this time will be devoted to support additional growth initiatives, not to fund losses or retire debt.

Tables in Service


1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,172
1,300
1,452
1,521
1,574
1,613
1,750
1,900
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

Revenues


$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$471
$502
$533
$560
$609
$675
$782
$850
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

Profits


$800
$600
$400
$200
$0
-$200
471
502
533
560
609
675
782
850
-146
-137
-50
-54
-35
106
198
266
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Revenue
EBITDA

GALAXY GAMING


Questions?

GALAXY GAMING